UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

ServiceSource International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81763U100
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
2 Depot Plaza
Bedford Hills, NY 10507
(914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,524,634
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,524,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,524,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.06%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,178,817
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,178,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,178,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,524,634
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,524,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,524,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.06%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2019 (the “Original Schedule 13D”), with respect to the Common Stock, par value $0.0001 (the “Common Stock”) of ServiceSource International, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 5 and 6 as set forth below.

Item 3.	Source and Amount of Funds or Other Considerations

Shares reported represent 8,524,634 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $8,433,188. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 8,524,634 shares of Common Stock, constituting 9.06% of the shares of Common Stock, based upon 94,082,381 shares of Common Stock outstanding as of July 31, 2019, based on the information set forth in the Quarterly Report on form 10-Q filed by the Issuer on August 7, 2019.

(b)

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 8,524,634 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 8,524,634 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 8,524,634 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 8,524,634 shares of Common Stock.

(c)	The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d)

No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting persons are short 2,500 put option contracts expiring in 2020, which provide that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2019
Dated

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By:	Edenbrook Capital Partners, LLC
Its General Partner

/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Transaction Date	Transaction Code	Shares/Face Value	Price

2019-06-17	BY	7,500	0.9695
2019-06-26	BY	7,500	0.9300
2019-06-27	BY	12,133	0.9200
2019-06-28	BY	10,000	0.8872
2019-07-09	BY	15,000	0.9192
2019-07-22	BY	7,500	0.9130
2019-07-23	BY	2,500	0.9150
2019-07-24	BY	12,000	0.9179
2019-07-25	BY	10,000	0.9100
2019-07-29	BY	100	0.9000
2019-08-02	BY	2,295	0.9000
2019-08-02	BY	1,250	0.9053
2019-08-05	BY	2,000	0.8700
2019-08-05	BY	11,250	0.8959
2019-08-05	BY	25,518	0.8862
2019-08-06	BY	50,000	0.8700
2019-08-06	BY	6,170	0.8700
2019-08-06	BY	22,613	0.8703
2019-08-06	BY	23,000	0.8700
2019-08-07	BY	4,600	0.8600
2019-08-07	BY	13,830	0.8700
2019-08-08	BY	35,000	0.7729
2019-08-08	BY	600,000	0.7400
2019-08-08	BY	40,000	0.7672